EXHIBIT 21

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

Name of Subsidiary(1)	Jurisdiction of Incorporation	Shareholding at Year End
		Direct	Indirect
Zellstoff-und Papierfabrik Rosenthal GmbH	Germany	—	100%
Zellstoff Stendal GmbH	Germany	—	83.0%
Zellstoff Celgar Limited	Canada	100%	—
Zellstoff Celgar Limited Partnership	Canada	100%	—

(1)	All the subsidiaries are conducting business under their own names.